Exhibit 10.1

October 2, 2009

Alfred F. Kelly, Jr.

22 Park Drive South

Rye, New York 10580

Dear Al:

This letter agreement (“Agreement”) will confirm our understanding relating to the mutually agreed cessation of your employment with American Express Company (“the Company”). The terms of this Agreement are subject to the final approval of the Compensation and Benefits Committee (“CBC”) of the Board of Directors of the Company. In consideration for your agreement to comply with the terms of this Agreement, the following separation arrangements will be provided by the Company.

1.	Departure From Employment. Your full time active employment with the Company will continue through April 9, 2010 (the “Notice Period”) subject to all policies and practices of the Company. The Company will not terminate your employment during the Notice period unless you engage in Misconduct as defined in paragraph 6(g) herein. During the Notice period you will retain your current job title of President, perform such job duties as are assigned to you from time to time and continue to have use of the support staff assigned to you prior to the date hereof, including at least two Secretaries, an Assistant and Office Director. Effective April 10, 2010, you will cease active employment with the Company (the “Separation Date”) under the arrangements outlined herein. As of that date, you will relinquish all titles and authorities, and return to the Company all Company property, customer lists, information, forms, formulae, plans, documents and other written and computer material and copies of the same, belonging to the Company, its parent, subsidiaries, or affiliates, or any of their customers, within your possession and you will not at any time thereafter copy or reproduce the same or any other such property of the Company, its parent, subsidiaries or affiliates. You further understand that all designs, improvements, writings and discoveries made by you during your employment and pertaining to the business conducted by the Company, its parent, subsidiaries or affiliates shall be the exclusive property of the Company. You shall be permitted to retain your personal notes, calendars and other personal effects provided that you comply with the covenants in paragraphs 6 and 7 hereof notwithstanding your retention of these items.

2.	Payments and Benefits. Subject to the provisions of this Agreement and in consideration of your agreement to comply with the terms of this Agreement, you will receive the payments and benefits set forth below in paragraphs 2(a) through 2(h).

(a)	You will receive separation payments pursuant to the American Express Senior Executive Severance Plan (the “Severance Plan”) totaling $9,700,000 in cash. This amount represents 104 weeks of severance benefit payments under the Severance Plan. It will be paid to you during the 104 week period beginning with the Separation

Date and ending April 6, 2012 or such earlier date as provided for in this Agreement (the “Separation Period”). The severance payments will be paid as follows:

i.	For the 26 week period from April 10, 2010 through October 8, 2010 you will be paid in biweekly installments of $37,692.31 (of which $6,607.46 is attributable to salary and $31,084.85 to bonus) for a total of $490,000;

ii.	You will be paid a lump sum payment of $1,935,000 the week of October 11, 2010; and

iii.	Thereafter you will be paid the remaining $7,275,000 in 39 biweekly installments of $186,538.46 (of which $32,692.31 is attributable to salary and $153,846.15 to bonus).

Except as otherwise provided below, all payments made hereunder are inclusive of any and all severance or other termination payments or benefits under any plan, program or policy of the Company, its parent, subsidiaries and affiliates. No changes made to the Severance Plan after the date you sign this Agreement will be applicable to you.

(b)	During the Separation Period, you will also be eligible to receive those welfare plan and qualified retirement plan benefits customarily provided during the Separation Period and made available from time to time by the Company to similarly situated employees, subject to the terms of applicable benefits plans and programs. Such benefits currently include, but are not limited to, medical insurance, dental insurance, life insurance, accidental death insurance and the vision plan. However, vacation days, sick days and other salary continuation benefits for short term illness, and long term disability benefits, will not be available during the Separation Period. There is no payout for any sick days you may have accumulated and which have not been used by the end of your Notice period. In addition, the biweekly severance payments you receive under this Agreement are not considered eligible compensation for the American Express Retirement Savings Plan (“RSP”), Retirement Plan and Supplemental Retirement Plan (“SRP”). After the Separation Period ends, you will be eligible for continued group coverage under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), as amended. Nothing in this Agreement shall be construed as a limitation on the Company’s right to amend, modify or terminate those welfare plan and qualified retirement plan benefits provided pursuant to this paragraph 2(b) at any time and from time to time or to change its interpretation of those plans. However, notwithstanding the foregoing, the Company’s amendment, modification or termination of any welfare plan or qualified retirement plan provided pursuant to this paragraph 2(b) shall not single you out for any adverse differential treatment from other similarly situated employees at Band level 99 or above.

(c)	For calendar year 2010, you will receive the flexible perquisites allowance, transportation allowance and home security system maintenance in accordance with Company policy and on the same terms and timing as other executives. You will not be eligible for the perquisite allowance, transportation allowance or home security system maintenance after calendar year 2010.

(d)	Payment for accrued but unused paid time off days (PTO), if any, for your 3 completed months in 2010 will be made to you in a lump sum, less appropriate deductions, on or before October 15, 2010.

(e)	The Company will pay for up to $100,000 in outplacement services for such consultants as you may choose if commenced no later than December 31, 2010 and completed by December 31, 2012. This benefit will not be paid to you as a cash payment in the event that outplacement services are not utilized.

(f)	Subject to the terms of the applicable plans and programs, payout of deferred amounts credited as of the Separation Date under the Company’s salary, bonus, and Portfolio Grant deferral programs will be made in accordance with applicable laws and as specified in the applicable plan or program. However, no further amounts will be deducted from your compensation after the Separation Date. The payment of deferred amounts that were earned and vested as of December 31, 2004 are expected to be made in March 2013, while the payment of deferred amounts that were not so earned and vested are expected to be made in March 2011.

(g)	Subject to the terms of the SRP, payout of amounts credited as of the Separation Date under the SRP will be made in accordance with applicable laws and as specified in the applicable plans. This payment is expected to be made in January 2011.

(h)	Subject to paragraph 5, during the Notice period and Separation Period the Company will continue to provide a $1.5 million policy on your life pursuant to its Key Executive Life Insurance program. At the end of the Separation Period, you shall have the right to purchase this policy from the Company for the cash surrender value of the policy, plus any expenses actually incurred by the Company.

3.	Incentive Awards and Bonuses.

(a)	Subject to the provisions of Paragraph 5, during both the remainder of your employment and Separation Period, existing awards (including, without limitation, your Portfolio Grant Awards) made under the American Express Company 1998 Incentive Compensation Plan and the American Express Company 2007 Incentive Compensation Plan (“the LTIP Plans”) will continue to vest in accordance with their terms, and stock options will continue to be exercisable to the extent they are then still exercisable, subject to the terms and overall administration of such plans. A summary of your existing awards as of the date hereof under the LTIP Plans and their vesting dates and certain conditions is attached hereto as Exhibit A. The final value of all PG awards shall be determined by the CBC and paid in accordance with the normal PG timing and process, including any adjustments. Except as provided in paragraphs 3(b), 3(c), 3(g) and 3(h), awards under the LTIP Plans which you currently hold and which have not vested on or before the date (“LTIP Separation Vesting Deadline”) which is the earlier of (i) the date you begin a full-time position outside the Company (as defined in Paragraph 5) or (ii) the end of the Separation Period, will in accordance with their terms be canceled and terminated and all eligibility for payments pursuant thereto will cease. Except as provided in paragraph 3(c) and 3(g), stock options vested on or before the LTIP Separation Vesting Deadline, must be exercised before such Deadline or the end of the ten year term, whichever occurs first.

(b)	You will receive a Restricted Stock Unit (“RSU”) in January 2010 with a value of $2,000,000 at the time of grant and which vests four years after the date of grant. Provided you remain employed by the Company through the end of the Notice period, or become disabled or incapacitated during the Notice period so that you are unable to perform your duties as an employee of the Company (“Disabled”) this award will vest four years after the date of grant even if you begin a full-time position outside the Company (as defined in Paragraph 5) provided you are otherwise in compliance with the terms of this Agreement. Except for this RSU, you will not be eligible for any future grants of awards under the LTIP Plans. In the event of your death prior to the grant of this award, the Company will pay your estate $2,000,000 in cash within ninety days after your death.

(c)	On January 29, 2009 you received a non-qualified stock option grant of 311,190 shares at an exercise price of $16.71. This award vests in four equal installments on January 29, 2010, January 29, 2011, January 29, 2012 and January 29, 2013. Provided you remain employed by the Company through the end of the Notice period and are otherwise in compliance with the terms of this Agreement, this award will vest on the four dates specified above even if you begin a full-time position outside the Company (as defined in Paragraph 5) and you will have the balance of the ten year option term to exercise such award.

(d)	Provided you are still employed by the Company, die, or become Disabled by that date which is the earlier of the date when the Board approves the AIAs or April 9, 2010 and you are otherwise in compliance with the terms of this Agreement on the date payment is made, you will receive a cash bonus for performance year 2009 under the AIA in the amount of $4,000,000. You are not eligible for any other payments under the AIA or any other bonus plan of the Company.

(e)	If, during the Notice period or Separation Period, you elect to exercise more than 25% of all your outstanding vested stock options in any 90 day period, you will need my written approval (to occur within a reasonable period of time presumed to be within three (3) business days). The standard for determining whether to approve your request to exercise options will be whether you are complying and will comply with the requirement of paragraphs 6(a) through 6(j) of this Agreement. You will have 30 trading days (exclusive of blackout periods due to “window” closings) from the date you receive written approval to exercise up to the full number of options requested in the Form. After July 31, 2010, you will not be excluded from trading during blackout periods.

(f)	In the event you die or become Disabled (as defined in the LTIP Plans) during the Notice period or die during the Separation Period, your outstanding awards will be treated as follows based on the current terms of the LTIP Plans:

RSA/RSU Provided any performance criteria applicable to these awards have been met, these awards would become 100% vested at the time of death or Disability and payable to you or your estate, as applicable.

NQSO These awards become 100% vested at the time of death or Disability and you or your estate, as applicable, would have the right to exercise them until the earlier of (i) five years after death or Disability, or (ii) the end of the ten year term for each award.

PG These awards will be paid to your estate on a pro-rated basis measured by the date of your death.

(g)	On July 31, 2007 you received a non-qualified stock option grant of 475,000 shares at an exercise price of $58.54. This award vests in three installments on July 31, 2010 (118,750 shares), July 31, 2011 (118,750 shares) and July 31, 2012 (237,500). Provided you remain employed by the Company through the end of the Notice period and are otherwise in compliance with the terms of this Agreement, this award will vest on the three dates specified above even if you begin a full-time position outside the Company (as defined in Paragraph 5) and you will have until October 31, 2012 to exercise such options.

(h)	On July 31, 2007 you received a RSA award of 90,000 shares. Provided you remain employed by the Company through the end of the Notice period and are otherwise in compliance with the terms of this Agreement, 18,000 shares that are scheduled to vest on July 31, 2012 will vest, subject to performance targets, even if you begin a full-time position outside the Company (as defined in Paragraph 5).

(i)	Nothing in this letter agreement shall be construed as a limitation on the Company’s right to amend, modify or terminate its LTIP Plans at any time and from time to time or to change its interpretation of such plans and related plans, programs and policies in accordance with applicable plan documents, agreements and regulations, as long as you are not singled out and your economic benefit as otherwise stated in this Agreement is not materially diminished. In the event changes are made to the current plans, they would apply to you and could change the applicability of paragraphs (a) through (h) above.

4.	Adherence to Company Policies. You agree to comply with all policies of the Company in effect from time to time as applicable to senior executive officers of the Company including, without limitation, the Code of Conduct of American Express Company and its subsidiaries, which remain in effect both during the Separation Period and thereafter as applicable.

5.	Obtaining Another Position. In the event you commence a new position inside the Company, its parent, subsidiaries or affiliates at any time during the Notice period or the Separation Period, the arrangements hereunder will cease and no further payments and/or benefits will be provided hereunder. If you commence employment outside the Company or voluntarily resign during the Notice period, the arrangements hereunder will cease and no further payments and/or benefits will be provided hereunder. If you commence a full-time position with any business entity outside the Company during the Separation Period, your eligibility for the remainder of the $9,700,000 payment under paragraph 2(a) will continue, with payout continuing on a biweekly basis, but continued benefits eligibility under paragraphs 2(b), 2(e) and 3 will cease as of the date you commence such full-time position, except as otherwise provided in this Agreement. A full-time position shall not include any position which requires, on average, less than thirty hours of work for each week of the employment or any services you provide through your own consultancy firm (regardless of the amount of compensation or hours worked). You agree to promptly advise myself and Human Resources of any change in your employment status during the Separation Period.

6.	Restrictive Covenants.

(a)	In further consideration for the payments and benefits provided pursuant to this letter agreement, you agree that for the period commencing on the Separation Date and ending April 6, 2012 (the “Restricted Period”), you shall not be employed by, provide advice or act as a consultant for any Competitor. The names of the Competitors are specified by the name by which they are commonly referred but include the names of the formal legal entities and their parents, subsidiaries and related companies. For purposes of this paragraph, “Competitor” is defined as Visa (U.S., Europe and International), MasterCard Incorporated and MasterCard Worldwide, Discover, JCB, JPMorgan Chase, Bank of America, Capital One, Wells Fargo, Citigroup, Barclays, HSBC, US Bancorp, [****] and PayPal.

(b)	You further agree that during the Restricted Period, you will not join in or participate in any action that would require any person to file a Schedule 13D (or any successor schedule thereto) under the Securities Exchange Act of 1934, as amended, with respect to the Company, its subsidiaries or affiliates, and you will not be a proponent in any solicitation of proxies with respect to a meeting of shareholders of the Company, its subsidiaries or affiliates. At present, Section 13D of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, generally require a person or group of persons who acquire 5% or more of a company’s voting securities to file a Schedule 13D with the Securities Exchange Commission, unless certain conditions are met.

(c)	You further agree to reasonably cooperate with the Company, its subsidiaries or affiliates, their financial and legal advisors and/or government officials, in any claims, investigations, administrative proceedings, lawsuits, and other legal, internal or business matters, as reasonably requested by the Company during the Restricted Period. To the extent you incur travel or other expenses with respect to such activities, the Company agrees to reimburse you for such reasonable expenses documented and approved in accordance with Company policy.

Note:	Confidential treatment has been requested with respect to the information contained within the [****] marking. Such portion has been omitted from this filing and has been filed separately with the Securities and Exchange Commission.

(d)	During the four year period commencing on the Separation Date and ending April 6, 2014 and during your employment with the Company, you shall not interview or solicit for employment any then current employee of the Company, its subsidiaries or affiliates for the purpose of employing that person at an Entity at which you are or are intending to be (i) employed, (ii) a member of the Board of Directors, or (iii) providing consulting services. In addition, during the Restricted Period you shall not advise or recommend to any other person that he or she employ, interview or solicit for employment, any person employed by the Company, its subsidiaries or affiliates for the purpose of employing that person at an Entity at which you are or are intending to be (i) employed, (ii) a member of the Board of Directors, or (iii) providing consulting services. The restriction in this paragraph shall specifically exclude an Office Director and a secretarial level employee provided that their activities under employment with you comply with the requirements of paragraphs 6(a) and 6(e) through 6(i) hereof as applied to them. During the period commencing on the second anniversary of the Separation Date and ending April 6, 2014, the restrictions in this paragraph shall not apply to individuals employed by the Company below Band 50. Moreover, for purposes of clarity, you shall not be deemed to be in violation of the restrictions in this paragraph if you did not interview or have contact with the Company employee at issue, were not involved in the decision to hire the employee, and you did not advise or recommend to any other person that he or she employ the employee. You specifically acknowledge that the Company has provided you with additional consideration to secure your agreement not to engage in conduct that violates this provision and that injunctive relief is an appropriate remedy, in addition to any other available legal remedies, if the Company can show that you have violated the terms of this provision.

(e)	During the Restricted Period and during your employment with the Company, you shall not directly or indirectly solicit or enter into any arrangement with any entity which is, at the time of such solicitation, a significant customer of the Company, its subsidiaries or affiliates for the purpose of engaging in any business transactions of the nature performed or contemplated by the Company, its subsidiaries or affiliates. This paragraph shall apply only to customers whom you personally serviced while employed by the Company or customers you acquired material information about while employed by the Company.

(f)	During the Restricted Period and during your employment with the Company, you or anyone acting at your direction will not denigrate the Company, its subsidiaries or affiliates or their employees, officers, directors or agents to the media or financial analysts. You agree during the Restricted Period not to (i) provide information considered proprietary by the Company to the media or financial analysts or (ii) discuss the Company, its subsidiaries or affiliates or their employees, officers, directors or agents with the media or financial analysts, without the explicit written permission of the Executive Vice President of Corporate Affairs and Communications. This paragraph shall not be applicable to any truthful statement required to be made by you in any legal proceeding.

The Company agrees that its executive officers or anyone acting at the direction of its executive officers will not denigrate you to the media or financial analysts.

(g)	Through the end of the Notice period, you will not engage in any conduct that results in termination of your employment for Misconduct. For purposes of this provision, Misconduct is (i) material violation of the American Express Company Code of Conduct, (ii) criminal activity, (iii) gross insubordination, or (iv) gross negligence in the performance of your duties.

(h)	During the Restricted Period and during your employment with the Company, you shall not misappropriate or improperly disclose confidential information or trade secrets of the Company, its subsidiaries or affiliates, including but not limited to information about marketing or business plans, possible acquisitions or divestitures, potential new products or markets and other data not available to the public.

(i)	During the Restricted Period and during your employment with the Company, you shall not take any actions that the Company reasonably deems detrimental to its interests. The Company will request in writing you cease and desist or rectify the conduct and provide you with ten (10) business days to comply with such request, prior to seeking any legal remedies under this paragraph and will only seek legal remedies if you do not comply with such request. This paragraph shall not be applied to conduct that is otherwise permitted by paragraphs 6(a) through 6(h). For example, if you leave the Company’s employment to work for an entity that is not a Competitor under paragraph 6(a), the Company will not claim that employment with that entity violates paragraph 6(i).

(j)	You agree that the Company will suffer irreparable damage in the event the provisions of paragraphs 6(a), 6(d), 6(e), 6(f) and 6(h) are breached and that the Company shall be entitled as a matter of right to injunctive relief to prevent a breach by you. Resort to such equitable relief, however, shall not constitute a waiver of any other rights or remedies the Company may have. In addition to such equitable relief, and not in limitation of any other rights or remedies the Company may have, if you breach the provisions of paragraphs 6(a), 6(d), 6(e), 6(f) and 6(h) prior to the end of the Restricted Period, the Company shall have the remedies set forth in paragraph 10 hereof.

7.	Confidential Information. (a) You agree at all times, whether during the Restricted Period or thereafter, not to exploit, use, sell, publish, disclose, communicate or divulge to any person any trade secrets or confidential information, knowledge or data regarding the Company, its parent, subsidiaries or affiliates or any of their respective directors, advisors, officers, employees or agents that has not otherwise been communicated by the Company, its parent, subsidiaries or affiliates to the public. You agree that the Company will suffer irreparable damage in the event the provisions of this paragraph 7 are breached and that the Company shall be entitled as a matter of right to injunctive relief to prevent a breach by you. Resort to such equitable relief, however, shall not constitute a waiver of any other rights or remedies the Company may have. In addition to such equitable relief, and not in limitation of any other rights or remedies the Company may have, if you breach the provisions of this paragraph 7 prior to the end of the Restricted Period, the Company shall have the remedies set forth in paragraph 10 hereof. The provisions of this paragraph 7 shall not apply to any truthful statement required to be made by you in any legal proceeding, or government or regulatory investigation.

(b) You understand that the Company may be required by law to publicly disclose the terms of this Agreement in its SEC filings. Prior to such public disclosure, you may not to disclose the existence or contents of this Agreement unless and to the extent such disclosure is required by law or by a governmental agency. This restriction will not apply to such disclosure by you to members of your immediate family or your tax, legal or financial advisors. However, you agree to use every effort to protect against any further disclosure by such persons.

8.	Change in Control. The CBC has approved certain provisions in the event there is a “Change in Control” of American Express Company (as defined in the documents approved by the CBC on February 28, 2000 and as amended from time to time) (hereinafter “CIC”). The Company has interpreted these provisions to have the following application to you during your Separation Period (and before you begin full-time employment outside the Company).

(a) Your outstanding unvested stock option shares and restricted stock awards under the LTIP Plans would vest immediately. In this event, you would be able to exercise your vested stock option shares until the earlier of (i) the end of your Separation Period, (ii) the date you begin a full-time position outside the Company or (iii) the end of the ten year option term, subject to the terms of paragraph 3(c).

(b) If, in connection with a CIC you are deemed a “disqualified” individual under current U.S. tax laws, you may be subject to a 20% excise tax on certain compensation provided in connection with the CIC that exceeds specified limits. If, under then current laws, you are subject to the excise tax, the Company would pay you an amount in cash, in an effort to make you whole for the excise tax on the same basis as other similarly situated employees who are subject to the tax.

(c) The Company would fully fund into a trust benefits you earned under the Supplemental Retirement Plan. There would be no impact on the timing of your payout under the Supplemental Retirement Plan or the amount of benefits you would be eligible to receive.

(d) The Company would credit your deferral account under the SRP with 2 years of interest and pay out the balance.

The remaining CIC provisions of the Company would not be applicable to you as these provisions would not apply to an individual who is receiving separation payments under the American Express Senior Executive Severance Plan at the time a CIC occurs. Nothing in this letter agreement shall be construed as a limitation on the Company’s right to amend, modify or terminate its CIC provisions and related plans, programs and policies at any time and from time to time or to change its interpretation of such CIC provisions and related plans, programs and policies in accordance with applicable plan documents, agreements and regulations. However, in the event of such an amendment, modification, termination or change in interpretation, you shall not be singled out for any adverse differential treatment from other similarly situated employees and band level 99 or above.

9.	Release and Covenant. (a) In consideration of the payments and benefits provided and to be provided by the Company in this letter agreement, you agree to and hereby do release and discharge the Company and its parent, subsidiaries and affiliates, and their agents, employees, directors, officers and all their predecessors and successors (collectively “Releasees”), from any and all claims, causes of action and demands of any kind, whether known or unknown, which you have, ever had, or ever in the future may have and which are based on acts or omissions occurring up to and including the date this letter agreement is fully executed. Included within the release set forth in the preceding sentence, without limiting its scope, are claims arising under Title VII of the Civil Rights Act of 1964, as amended, and the Age Discrimination in Employment Act of 1967, as amended, as well as any other federal, state or local civil rights or labor laws, and/or contract or tort laws, and which are related to your employment with the Company or the termination of that employment. This release does not waive claims that may arise after the date this letter agreement is fully executed and which are based on acts or omissions occurring after the date this letter agreement is fully executed. You further covenant that you will not seek recovery in any judicial proceeding against any of the Releasees for any claim covered by the above release.

(b) You hereby acknowledge that you have been given at least 21 days to review this letter agreement from the date you first received it and you have been advised to review it with an attorney of your choice. You further understand that you have 7 days after the signing hereof to revoke it by so notifying the Company in writing. You further acknowledge that you have carefully read this letter agreement, know and understand the contents thereof and its binding legal effect. You sign the same of your own free will and act, and it is your intention that you be legally bound thereby.

(c) The Company acknowledges that as of this date you are an employee in good standing and that it has no knowledge of, or reason to believe, that you have engaged in any misconduct or action which would give rise to or support a claim against you that would compromise, disqualify or prevent you from receiving the consideration set forth in this Agreement.

10.	Non-compliance. Certain payments and benefits provided pursuant to this letter agreement are conditioned upon your compliance with the provisions of paragraphs 4, 5, 6 and 7 above.

Each of the aforementioned provisions is material terms of this Agreement. In the event of any violation of any such provision of this Agreement by you or anyone acting at your direction, the Company shall be entitled to withhold and terminate all the aforementioned payments, bonuses, benefits, and outstanding awards under the LTIP Plans provided or to be provided pursuant to paragraphs 2 and 3 and you agree to repay to the Company 95% of any such payments paid to you hereunder and/or the Company shall be entitled to recover 95% of any of the amounts paid to you hereunder without waiving the right to pursue any other available legal or equitable remedies. The provisions of this paragraph 10 shall not be applicable to any truthful statement required to be made by you in any legal proceeding or government or regulatory investigation. The Company shall provide you written notice of its intention to invoke the provisions of this paragraph 10 (the “Violation Notice”). You will have the opportunity to cure any violation of this paragraph 10 within 10 business days of the Violation Notice, to the extent such violation is curable. In the event you cure the violation specified in the Violation Notice, you shall promptly provide the Company an affidavit confirming your compliance within 10 business days of the issuance of the Violation Notice.

11.	Tax Payments, Withholdings and Reporting. You recognize that the payments and benefits provided under this letter agreement may result in taxable income to you which the Company will report to the appropriate taxing authorities. The Company shall have the right to deduct from any payment made to you under this letter agreement, any federal, state, local or foreign income, employment or other taxes it determines are required by law to be withheld with respect to such payments or benefits provided hereunder or to require payment from you which you agree to pay upon demand, for the purpose of satisfying any such withholding requirement.

12.	Death. In the event you die during the Separation Period, the balance of payments owed to you pursuant to paragraph 2(a) will be paid to your estate in a lump sum. Other amounts owed to you under various benefit plans of the Company will be treated in accordance with the terms of those plans in effect on the day of your death. The current treatment of awards under the LTIP Plans is specified in paragraph 3(f).

13.	Severability. In the event any one or more of the provisions of this Agreement (or any part hereof) shall for any reason be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement (or part hereof) shall be unimpaired, and the invalid, illegal or unenforceable provision (or part hereof) shall be replaced by a provision (or a part hereof), which, being valid, legal and enforceable, comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provisions, including providing substitute or alternate consideration that preserves the overall economic value of the invalid, illegal or unenforceable provision. However, in the event that any such provision of this Agreement (or part hereof) is adjudged by a court of competent jurisdiction to be invalid, illegal or unenforceable, but that the other provisions (or part hereof) are adjudged to be valid, legal and enforceable if such invalid, illegal or unenforceable provision (or part hereof) were deleted or modified, then this Agreement shall apply with only such deletions or modifications, or both, as the case may be, as are necessary to permit the remaining separate provisions (or part hereof) to be valid, legal and enforceable.

14.	Amendment. No amendments, modifications or waivers of this Agreement or any of its provisions shall be binding unless made in writing and signed by both you and a senior authorized officer of the Company.

15.	Entire Agreement. This Agreement constitutes the entire agreement between the Company and yourself concerning the termination of your employment and supersedes all previous agreements, promises, proposals, representations, understandings and negotiations whether written or oral, between the Company and yourself concerning the termination of your employment.

16.	Tax Code Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code and shall be operated in good-faith compliance with Section 409A and the guidance issued thereunder notwithstanding any provision of the Agreement to the contrary. To the extent that either party hereto believes that any payment to be made hereunder is likely to result in the imposition of a penalty tax under Section 409A of the Internal Revenue Code and the regulations issued thereunder, the parties agree to negotiate in good faith to restructure the timing and form (but not the amount) of any nonconforming payments to the extent necessary to avoid any such penalty tax. In the event restructuring does not result in elimination or the abatement of additional income or penalty tax (including any interest) proposed or assessed, the company shall reimburse you, on a grossed-up basis, for any additional payments due from you to any governmental taxing authority as a result of the application of Section 409A and the regulations issued thereunder.

17.	Compensation Band Changes. If the Company changes its current system of classifying employees in compensation bands, the references to compensation bands in this Agreement will be construed to mean the compensation level(s) in the new or revised system that most closely approximates these bands under the current system.

18.	Indemnification. Your rights to indemnification under the By-Laws of the Company, as well as under other organizational documents, Company policy, or at law, shall continue with regard to actions or inactions by you while an employee or officer of the Company. In addition, the Company shall continue to cover you under the Company’s directors’ and officers’ liability insurance policies on the same basis as other officers and directors while liability exists with regard to such actions or inactions. Nothing in this Agreement is intended to reduce or increase your rights to indemnification by the Company.

19.	Miscellaneous. This Agreement shall be governed by the substantive laws of the State of New York without regard to its conflict of laws provisions. The parties agree that any proceeding to resolve any dispute arising hereunder will be brought only in the courts of the State of New York in accordance with Section 5-1402 of the General Obligations Law of the State of New York, or in the courts of the United States of America for the Southern District of New York, and that each party irrevocably submits to such jurisdiction, and hereby waives any and all objections as to venue, inconvenient forum and the like. It is the intention of the parties hereto, however, that to the extent practicable, the parties will endeavor to settle any dispute arising hereunder first through the process of non-binding mediation. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

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If you find that the foregoing satisfactorily resolves your concerns and concur that under the circumstances it is mutually desirable to pursue this course, please sign and date the enclosed copy of this Agreement in the spaces indicated below and return it to me.

Sincerely yours,

/s/    KENNETH I. CHENAULT

Kenneth I. Chenault

Chief Executive Officer

Agreed and Accepted this 2nd day of October 2009.

/s/ ALFRED F. KELLY, JR. Alfred F. Kelly, Jr.

Exhibit A

Awards Issued to Alfred F. Kelly, Jr. Under the LTIP Plans1

Restricted Stock Awards

GRANT DATE	AWARD	VESTING	COMMENTS
1/25/07	34,620 share 3 yr. RSA. 10% ROE hurdle.	Vests 1/25/10	Vests if still at AXP and ROE hurdle achieved

7/31/07	90,000 share RSA vesting 3-4-5-6 years after grant. 15% ROE hurdle.	18,000 vest 7/31/10	Vests if no full-time position and ROE hurdle achieved

		18,000 vest 7/31/11	Vests if no full-time position and ROE hurdle achieved

		18,000 vest 7/31/12	Vests if employed by AXP thru Notice period and ROE hurdle achieved

		36,000 vest 7/31/13	Award will not vest.

1/31/08	22,898 share 3 yr. RSA. 15% ROE hurdle.	Vests 1/31/11	Vests if no full-time position and ROE hurdle achieved

Portfolio Grants

GRANT DATE	PERFORMANCE PERIOD	TARGET	PAYOUT DATE	COMMENTS
1/25/07	2007-2009	$750,000	2/10	Must still be at AXP on payout date. Target subject to same multiple (+ or -) applicable to all other award holders.

1/31/08	2008-2010	$750,000	2/11	Must be at AXP thru Notice period. After Notice period, eligible for payout even if full-time position commenced before payout date. Target subject to same multiple (+ or -) applicable to all other award holders.

1/26/09	2009-2010	$2,250,000 TOTAL	See Below	Target subject to same multiple (+ or -) applicable to all other award holders.
		$1,125,000 Part 1	2/10	Must still be at AXP on payout date.
		$1,125,000 Part 2	2/11	Must be at AXP thru Notice period. After Notice period, eligible for payout even if full-time position commenced before payout date.

[1]

The vesting and right to exercise any awards set forth in this chart is subject to your compliance with the terms of the Agreement. Nothing in this exhibit or the Agreement can change the number of shares awarded, the strike price, the 10 year expiration date of NQSOs, hurdles or the target of PG awards as specified in the original award agreements. To the extent there is any inconsistency between this exhibit and the text of the Agreement, the text of the Agreement will prevail.

Non-Qualified Stock Options

GRANT DATE	AWARD	STRIKE PRICE	VESTING	COMMENTS
7/24/00	22,848 share NQSO vesting 2-3-4	$50.743	22,848 shares exercisable now	Must exercise before taking full-time position or 7/23/10, whichever comes first.

2/26/01	228,481 share NQSO vesting 2-3-4	$38.922	103,481 shares exercisable now. Balance has already been exercised.	Must exercise before taking full-time position or 2/25/11, whichever comes first.

1/28/02	228,481 share NQSO vesting 1-2-3	$31.941	228,481 shares exercisable now	Must exercise before taking full-time position or 1/27/12, whichever comes first.

1/27/03	205,632 share NQSO vesting 1-2-3-4	$29.239	205,632 shares exercisable now	Must exercise before taking full-time position or end of Separation Period, whichever comes first

1/26/04	205,632 share NQSO vesting 1-2-3-4	$43.977	205,632 shares exercisable now	Must exercise before taking full-time position or end of Separation Period, whichever comes first

1/24/05	165,648 share NQSO vesting 1-2-3-4	$45.768	165,648 shares exercisable now	Must exercise before taking full-time position or end of Separation Period, whichever comes first

1/23/06	150,000 share NQSO vesting 1-2-3-4	$51.865	112,500 shares exercisable now 37,500 shares vest 1/23/10 if still at AXP	Must exercise before taking full-time position or end of Separation Period, whichever comes first

1/25/07	150,000 share NQSO vesting 1-2-3-4	$57.77	75,000 shares exercisable now 37,500 shares vest 1/25/10 if still at AXP 37,500 shares vest 1/25/11 if full-time position not commenced before vesting date	Must exercise before taking full-time position or end of Separation Period, whichever comes first

Non-Qualified Stock Options (continued)

GRANT DATE	AWARD	STRIKE PRICE	VESTING	COMMENTS
7/31/07	475,000 share NQSO vesting 3-4-5	$58.54	Shares vest even if full-time position commenced before vesting date. 118,750 shares vest 7/31/10 118,750 shares vest 7/31/11 237,500 shares vest 7/31/12	Must exercise before 10/31/12

1/31/08	200,000 share NQSO vesting 1-2-3-4	$49.13

50,000 shares exercisable now

50,000 shares vest 1/31/10 if still at AXP

50,000 shares vest 1/31/11 if full-time position not commenced before vesting date

50,000 shares vest 1/31/12 if full-time position not commenced before vesting date

				Must exercise before taking full-time position or end of Separation Period, whichever comes first

1/29/09	311,190 share NQSO vesting 1-2-3-4	$16.71	Shares vest even if full-time position commenced before vesting date. 77,797 vest 1/29/10 if still at AXP 77,797 vest 1/29/11 77,798 vest 1/29/12 77,798 vest 1/29/13	Exercisable until 1/29/19